UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 000-14740

Premium Nickel Resources Ltd.

(Translation of registrant's name into English)

130 Spadina Avenue, Suite 401

Toronto, Ontario, M5V 2L4

Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIUM NICKEL RESOURCES LTD.

Date: August 30, 2022	By:	/s/ Keith Morrison
Name: Keith Morrison
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	News Release, dated April 26, 2022, entitled “North American Nickel and Premium Nickel Resources Execute Definitive Agreement for Business Combination”
99.2	News Release, dated April 28, 2022, entitled “North American Nickel Inc. Closes Previously Announced “Best Efforts” Private Placement of $10.1 Million of Subscription Receipts”
99.3	Amalgamation Agreement, dated April 25, 2022, by and among North American Nickel Inc., 1000178269 Ontario Inc. and Premium Nickel Resources Corporation
99.4	Management Information Circular, dated as of May 16, 2022, for the Annual General and Special of Shareholders held on June 23, 2022
99.5	News Release, dated June 23, 2022, entitled “North American Nickel Announces Results of Annual General and Special Shareholders’ Meeting”
99.6	News Release, dated July 21, 2022, entitled “North American Nickel and Premium Nickel Resources Provide an Update on Business Combination, Including Receipt of Conditional Listing Approval of Stock Exchange for Resulting Issuer”
99.7	Technical Report on the Selebi Mines, Central District, Republic of Botswana, Report for NI 43-101, dated effective March 1, 2022
99.8	North American Nickel Inc. Filing Statement in Respect of the Reverse Takeover Transaction Involving Premium Nickel Resources Corporation, dated as of July 22, 2022
99.9	News Release, dated July 27, 2022, entitled “North American Nickel and Premium Nickel Resources Announce: Shareholder Approval of RTO; Filing of Filing Statement; Expected Closing of RTO”
99.10	Certificate of Continuance, dated July 29, 2022
99.11	News Release, dated August 3, 2022, entitled “Premium Nickel Resources Completes “Go Public” Transaction; Closes Reverse Takeover Transaction”
99.12	News Release, dated August 15, 2022, entitled “Premium Nickel Resources Ltd. Announces Expected Commencement of Trading Date & Company Overview”
99.13	News Release, dated August 17, 2022, entitled “Premium Nickel Resources Ltd. Reports First Assay Results at Its 100%Owned Selebi Mine in Botswana: 25.65 Metres of 0.95%Ni, 2.03% Cu”
99.14	News Release, dated August 22, 2022, entitled “Premium Nickel Resources Ltd. Completes Purchase of Selkirk Mine in Botswana”
99.15	Form 5D Escrow Agreement (Value & Surplus Security)
99.16	Form 5D Escrow Agreement (Value Security)
99.17	Form 51-102F3 Material Change Report
99.18	Notice of Change in Corporate Structure
99.19	Unaudited Condensed Interim Consolidated Financial Statements for the quarter ended June 30, 2022
99.20	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2022
99.21	Form 52-109FV2 Certification of Interim Filings - CFO
99.22	Form 52-109FV2 Certification of Interim Filings - CEO
99.23	News Release, dated August 24, 2022, entitled “Premium Nickel Resources Ltd. Reports Results of Selkirk Metallurgical Study, Identifies Significant PGE Content in Concentrate”
99.24	News Release, dated August 30, 2022, entitled “Premium Nickel Resources Ltd. Reports Assays on Historic Core Samples from Selkirk Property and Bulk Tonnage Open Pit Potential”